UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 3 as to Mr. William T. Comfort, III and

Amendment No. 9 as to LDN Stuyvie Partnership)

J.L. Halsey Corporation (JLHY.OB)

(Name of Issuer)

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

46622H 10 3

(CUSIP Number)

William T. Comfort, III

30 Cheyne Walk

London, SW3 5HH, United Kingdom

44-207-986-5969

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a Copy to:

G. Daniel O’Donnell, Esq.

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, Pennsylvania 19104-2808

Ph. (215) 994-4000

December 7, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(b)(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 4662HH 10.3	SCHEDULE 13D

1.	NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

LDN Stuyvie Partnership / 73-1526937
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Oklahoma

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	7. SOLE VOTING POWER

8. SHARED VOTING POWER

15,216,955
9. SOLE DISPOSITIVE POWER

10. SHARED DISPOSITIVE POWER

15,216,955

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,216,955
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.7%
14.	TYPE OF REPORTING PERSON

PN

*	The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

CUSIP NO. 4662HH 10.3	SCHEDULE 13D

1.	NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

Mr. William T. Comfort, III
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	7. SOLE VOTING POWER

4,170,000
8. SHARED VOTING POWER

15,216,955
9. SOLE DISPOSITIVE POWER

4,170,000
10. SHARED DISPOSITIVE POWER

15,216,955

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,386,955
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.5%
14.	TYPE OF REPORTING PERSON

IN

This Amendment No. 3 to Schedule 13D amends and supplements Items 4, 6 and 7 contained in the Schedule 13D initially filed on or about January 3, 2003 by William T. Comfort, III and subsequently amended on January 13, 2003 and August 22, 2006. This Amendment No. 9 to Schedule 13D amends and supplements Items 4, 6 and 7 contained in the Schedule 13D initially filed on or about October 6, 1999 by LDN Stuyvie Partnership (the “Partnership”) and subsequently amended on October 18, 1999, November 8, 1999, December 17, 1999, December 29, 1999, January 6, 2000, January 12, 2000, January 13, 2003 and August 22, 2006. Mr. Comfort and the Partnership are referred to herein as the “Reporting Persons.” Each Reporting Person disclaims responsibility for the completeness and accuracy of the information contained in this Schedule 13D concerning the other Reporting Person.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended by adding at the end thereof the following:

Effective as of December 5, 2006, the Partnership and J.L. Halsey Corporation (the “Company”) entered into a First Amendment (the “Backstop Amendment”) to the Backstop Agreement dated as of August 16, 2006 between the Partnership and the Company (the “Backstop Agreement”). The Backstop Amendment provides that the Backstop Agreement will terminate automatically if the registration statement to be filed with the SEC in connection with the rights offering has not been declared effective by 5:30 p.m. Eastern time, on January 31, 2007. The Backstop Amendment also provides that, in the event the Backstop Agreement is terminated in accordance with Sections 9(b), 9(c) or 9(d) thereof, the Promissory Note in the principal amount of $10,000,000 issued by the Company to the Partnership on August 16, 2006 will automatically mature. The foregoing description of the Backstop Amendment is qualified in its entirety by reference to the Backstop Amendment, a copy of which is included as Exhibit (1) hereto and is incorporated by reference herein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

See Item 4 above.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

(1) First Amendment to Backstop Agreement, dated as of December 5, 2006, by and between LDN Stuyvie Partnership and J. L. Halsey Corporation.

EXHIBIT INDEX

(1)	First Amendment to Backstop Agreement dated as of December 5, 2006, by and between LDN Stuyvie Partnership and J. L. Halsey Corporation.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LDN STUYVIE PARTNERSHIP

	By:	/s/ William T. Comfort, III
Dated: December 7, 2006		William T. Comfort, III, General Partner

WILLIAM T. COMFORT, III

/s/ William T. Comfort, III

Dated: December 7, 2006